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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Peak International Limited
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
G69586108
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G69586108	Page	2

1	NAMES OF REPORTING PERSONS Luckygold 18A Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		400,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		400,000

WITH:	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

Page 2 of 7 Pages

CUSIP No.	G69586108	Page	3

1	NAMES OF REPORTING PERSONS Tung Lok Li

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		400,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		400,000

WITH:	8	SHARED DISPOSITIVE POWER

		None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	400,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.22%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Page 3 of 7 Pages

Item 1(a). Name of Issuer:
Peak International Limited, a Bermuda Corporation (the “Issuer”)
Item 1(b) Address of Issuer’s Principal Executive Offices:
Flat E & F, 19/F,
CDW Building,
388 Castle Peak Road,
Tsuen Wan, New Territories, Hong Kong
Item 2.
(a), (b) and (c) Name of Person Filing; Address of Principal Business Office; and Citizenship:
This Amendment No. 7 to Schedule 13G is being filed on behalf of (i) Luckygold 18A Limited, a British Virgin Islands company (“Luckygold”) and (ii) Mr. Tung Lok Li, an individual who is a citizen of the United Kingdom and the sole legal and beneficial owner of Luckygold (“Li,” together with Luckygold, the “Reporting Persons”). Pursuant to Rule 13d-3 of the Securities and Exchange Act of 1934, Li may be deemed to be the beneficial owner of the 400,000 shares of Common Stock of the Issuer held of record by Luckygold. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Amendment No. 7 to Schedule 13G, pursuant to which, the Reporting Persons agreed to file this Amendment No. 7 to Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended. The principal business office of each of the Reporting Persons is Unit F, 17th Floor, CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.
(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share, of the Issuer (the “Common Stock”).

(e)	CUSIP Number:

G69586108
Item 3. Not Applicable.
Item 4. Ownership.
(a)	Amount beneficially owned:

400,000 shares of Common Stock

(b)	Percent of Class:

Based on 12,423,306 shares of Common Stock of the Issuer outstanding as of November 9, 2007 as set forth on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, Luckygold holds approximately 3.22% of the issued and outstanding Common Stock of the Issuer.

Page 4 of 7 Pages

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

400,000 shares of Common Stock

(ii)	Shared power to vote or to direct the vote:

None

(iii)	Sole power to dispose or to direct the disposition of:

400,000 shares of Common Stock

(iv)	Shared power to dispose or to direct the disposition of:

None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 7 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated February 14, 2008

LUCKYGOLD 18A LIMITED

By:	/s/ Kwan Kit Tong

Name:	Kwan Kit Tong
Title:	Director

Signature:	/s/ Tung Lok Li

Tung Lok Li

Page 6 of 7 Pages

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 400,000 shares of Common Stock, par value $0.01 per share, of Peak International Limited and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.
IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on February 14, 2008.

LUCKYGOLD 18A LIMITED

/s/ Kwan Kit Tong

Name:	Kwan Kit Tong
Title:	Director

Signature:	/s/ Tung Lok Li

Tung Lok Li

Page 7 of 7 Pages